FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Announcement for Debentures interest payments	3

Telefónica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby in writing

REPORTS

That publication in the Official Gazette of the Spanish Companies Registry (Boletín Oficial del Registro Mercantil Español) of the announcements for the interest payments of debentures envisaged in the Prospectus for the Debentures Issue "March 1998" (ISIN code ES0278430923), registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) on February 3rd, 1998, and in the Prospectus for the Debentures Issue "February 2000" (ISIN code ES0278430964), registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) on February 17th, 2000 shall not be possible. These announcements shall, however, be published in a newspaper with national coverage in Spain.

Madrid, Febraury 14th, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	Febraury 15th, 2005	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors